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SECURITIES AND EXCHANGE COMMISSION

11022209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker, Suite 3025
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Hoag — 312-355-5476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Velma Butler & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

6 East Monroe Street, Suite 400	Chicago	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Velma Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KWASI H. BUTLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-18-2013

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OGILVIE SECURITY ADVISORS CORPORATION

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED JUNE 30, 2011

VELMA BUTLER & COMPANY, LTD.
Certified Public Accountants and Consultants

VB&C

OGILVIE SECURITY ADVISORS CORPORATION

TABLE OF CONTENTS

VB&C VELMA BUTLER & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER OF: THE AMERICAN INSTITUTE OF CPAs
THE ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ogilvie Security Advisors Corporation
Chicago, Illinois

We have examined Ogilvie Security Advisors (the Company) status of the membership in the Securities Investor Protection Corporation (SIPC) required by rule 17a-5(e)(4) of the securities and Exchange Commission (the SEC),

We have examined the Company's SIPC annual general assessment reconciliation as of June 30, 2011. Management is responsible for the completeness and accuracy of the general assessment reconciliation. Our responsibility is to express an opinion on the Company's compliance with applicable filing instructions.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, the assessments were determined fairly in accordance with applicable instructions and forms for the fiscal year end June 30, 2011.

This report is intended solely for the information and use of the Board of Directors, management, The SEC, SPIC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(e)(4) under the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Velma Butler & Company, Ltd.

Velma Butler & Company, Ltd.
Chicago, Illinois

August 24, 2011

6 EAST MONROE, SUITE 400, CHICAGO, ILLINOIS 60603 OFFICE:(312) 419-1547 FAX: (312) 419-1798 EMAIL:VBANDC@AOL.COM

OGILVIE SECURITY ADVISORS CORPORATION
SCHEDULE OF ASSESMENT PAYMENTS
FOR THE YEAR ENDED JUNE 30, 2011

General Assessment	$	2,967
SIPC 6 payment January 29, 2010		(1,430)
Overpayments and Overpayments Applied		
General Assessment Paid July 27, 2011	$	1,537 *

* Assessment payment mailed to:
SPIC
P.O. Box 92185
Washington DC 20090